The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

July 7, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 490 to the Trust’s Registration Statement on Form N-1A, filed on April 12, 2021

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to additional comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on June 30, 2021 (the “Comments”), relating to Post-Effective Amendment No. 490 (“PEA No. 490”) to the Trust’s Registration Statement on Form N-1A filed on April 12, 2021, regarding the LifeGoal Home Savings ETF, LifeGoal Vacation Savings ETF, LifeGoal Children Savings ETF, LifeGoal General Savings ETF, and LifeGoal Wealth Builder ETF (the “Funds”), each a series of the Trust, and to a response letter to comments provided by the staff on June 1, 2021, filed on June 11, 2021 (the “June 11 Response Letter”). A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please be prepared to file a delaying amendment as the term “savings” in the names for the LifeGoal Home Savings ETF, LifeGoal Vacation Savings ETF, LifeGoal Children Savings ETF, LifeGoal General Savings ETF (the “Savings Funds”) remains problematic and the staff is still considering the Registrant’s earlier response on this issue. .

Response #1

Alston & Bird LLP www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

July 7, 2021 Page 2

As requested, the Registrant filed a delaying amendment on July 1, 2021, delaying the effectiveness of PEA No. 490 to July 12, 2021.

Prospectus

LIFEGOAL HOME SAVINGS ETF, LIFEGOAL VACATION SAVINGS ETF, LIFEGOAL CHILDREN SAVINGS ETF, LIFEGOAL GENERAL SAVINGS ETF (THE “SAVINGS FUNDS”)

Summary Section – Principal Investment Strategies

Comment #2

In the second paragraph of the section “Principal Investment Strategies,” please note that commodities are held indirectly through underlying funds.

Response #2

The Registrant has revised the disclosure as requested. Please see the revised disclosure below (identical changes have been made to each of the Savings Funds):

Principal Investment Strategies. The Home Savings Fund is designed to assist investors in saving for a home down payment, mortgage or rent budget or general home-related expenses or costs. Because the time horizon for such expenses can vary, the Home Savings Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments.

The Home Savings Fund invests in a portfolio of fixed income securities, equity securities and commodities. The Home Savings Fund will gain exposure to such equity securities, fixed income securities and commodities indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. In addition to underlying funds, the Home Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS).

~~The Home Savings Fund will gain exposure to such equity securities, fixed income securities and commodities indirectly by investing in both actively and passively~~

July 7, 2021 Page 3

~~managed mutual funds and exchange-traded funds (collectively, the “underlying funds”).~~ When selecting underlying funds for investment by the Home Savings Fund, the Adviser will consider a variety of factors including, but not limited to, performance, costs and whether ~~the~~ an underlying fund ~~identifies~~ discloses that it ~~as pursuing~~ pursues environmental, social or governance (ESG) objectives or strategies in its prospectus. Additionally, the Home Savings Fund may invest through underlying funds in Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals as well as underlying funds holding precious metals.

~~The Home Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS).~~

Under normal market conditions, the Home Savings Fund will invest its assets within the following ranges: 60-95% of its assets in fixed income, 5-35% of its assets in equities, and 20% of its assets in a combination of underlying funds providing exposure to commodities, REITs and high yield debt securities. The Adviser will allocate the Home Savings Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and emerging markets equities) to manage the Fund’s risk across asset classes over time. The Home Savings Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

The Home Savings Fund will typically invest 5 –15% of its assets in securities of companies in housing related industries including home furnishing companies, appliance companies, home builders and lumber companies.

The Adviser may also invest indirectly through underlying funds up to 40% of the Home Savings Fund’s assets in foreign securities and up to 30% of the Fund’s assets in emerging market securities.

Comment #3

In the second paragraph of the section “Principal Investment Strategies,” please note that the Savings Funds principally invest through underlying funds.

Response #3

The Registrant has revised the disclosure as requested. Please see the response to Comment #2 above.

July 7, 2021 Page 4

LIFEGOAL HOME SAVINGS ETF, LIFEGOAL VACATION SAVINGS ETF, LIFEGOAL CHILDREN SAVINGS ETF, LIFEGOAL GENERAL SAVINGS ETF, AND LIFEGOAL WEALTH BUILDER ETF (THE “FUNDS” OR “ALL FUNDS”)

Summary Section – Principal Investment Strategies

Comment #4

The Staff refers to the second sentence of the third paragraph in the section “Summary Prospectus - Principal Investment Strategies” stating: “When selecting underlying funds for the Home Savings Fund, the Adviser will consider a variety of factors including, but not limited to, performance, costs and whether the underlying fund identifies as pursuing environmental, social or governance (ESG) objectives or strategies.”

Please add examples of the ESG criteria used in deciding which underlying funds to purchase or explain that there is not any set rules or methodology related to ESG investing that the Adviser uses to select the underlying funds.

Response #4

The Registrant notes that that the Funds are not ESG funds nor do they pursue an ESG strategy. Rather, whether an underlying fund discloses that it pursues ESG objectives or strategies in its prospectus is one of several factors, including, among others, performance and costs, that the Adviser considers when determining which underlying funds to select for investment. There are no other ESG-specific screens or criteria in selecting underlying funds. With respect to the Savings Funds, please see the response to Comment #2 above, specifically the third paragraph. With respect to the Wealth Builder Fund, please see the revised fourth paragraph of the “Principal Investment Strategies” section below:

When choosing investments, the Adviser considers various factors, including opportunities for equity or debt investments to increase in value, expected dividends and interest rates. The Wealth Builder Fund generally seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. The Wealth Builder Fund has no geographic limits on where it may invest. This flexibility allows the Adviser to look for investments in markets around the world, including emerging markets, that it believes will provide the best asset allocation to meet the Wealth Builder Fund’s objective. The Wealth Builder Fund may invest in the securities of companies of any market capitalization. When selecting underlying funds for investment by the Wealth Builder Fund, the Adviser will consider a variety of factors including, but not limited to, performance, costs and whether ~~the~~ an underlying fund ~~identifies~~ discloses that it ~~as pursuing~~ pursues environmental, social or governance (ESG) objectives or strategies in its prospectus.

Statement of Additional Information

Proxy Voting Procedures

Comment #5

July 7, 2021 Page 5

With respect to the Funds’ proxy voting policies, please expand on how the Funds’ ESG investing strategy will be effected through its proxy voting policy. Please address in the narrative leading up to the proxy voting policy.

Response #5

As noted above in response to Comment #4, the Funds are not ESG funds nor do they pursue an ESG strategy. That said, the Board has adopted Proxy Voting Policies and Procedures (the “Trust Policies”) on behalf of the Registrant, which delegates the responsibility for voting the Funds’ proxies to the Adviser, subject to the Board’s continuing oversight. Under the proxy voting policies and procedures adopted by the Adviser (the “Adviser’s Policies”), the Adviser will generally vote proxies in accordance with pre-determined guidelines provided by Broadridge (“ESG Guidelines”) that are based on the Form N-PX data filed by the 50 largest MSCI ESG funds rated AAA or AA by MSCI. This is disclosed in the Adviser’s Policies which are attached as an exhibit to the Funds’ statement of additional information.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum